

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 8, 2008

Ms. Christine Russell
Vice President of Finance and Chief Financial Officer
Virage Logic Corporation
47100 Bayside Parkway
Freemont, California 94538

       RE: **Virage Logic Corporation**
              Form 10-K for the fiscal year ended September 30, 2007
              File No. 0-31089

Dear Ms. Russell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kevin L. Vaughn
                              Branch Chief